CNFINANCE HOLDINGS LIMITED

44/F, Tower G, No. 16 Zhujiang Dong Road

Tianhe District, Guangzhou City, Guandong Province 510620

People’s Republic of China

December 22, 2023

VIA EDGAR

Ms. Jennifer Thompson

Ms. Jennifer Gowetski

Division of Corporation Finance

Office of Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

RE: CNFinance Holdings Ltd. (the “Company”)

Annual Report on Form 20-F

Filed April 25, 2023

File No. 001-38726

Dear Ms. Thompson:

This letter sets forth the Company’s responses to the comments contained in the letter dated November 27, 2023 from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) regarding the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022 (the “2022 Annual Report”). The comments are repeated below in bold and followed by the responses thereto. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the 2022 Annual Report.

Item 16.I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 138

1.	We note your response to prior comment 1 and reissue the comment:

Please tell us in more detail how you considered the profile of Mr. Lin Xu and particularly his roles with the National Development and Reform Commission. In doing so, please describe his various roles and provide us with your analysis of whether any of those roles at any point in time made him a CCP official.

The Company respectfully advises the Staff that as disclosed in the 2022 Annual Report, Mr. Lin Xu had previously served various roles with the National Development and Reform Commission (NDRC), including the director general of China Center for Urban Development of NDRC, the director general of Development Planning Department of NDRC, the director general of Fiscal and Financial Affairs Department of NDRC, and the deputy director general of Development Planning Department of NDRC. However, as confirmed by Merits & Tree Law Offices, the Company’s PRC legal advisor, the NDRC is not a department or an organization of the Communist Party of China (CCP), and thus none of the afore-mentioned roles had made Mr. Lin Xu, at any point in time, a CCP official.

In particular, according to Merits & Tree Law Offices, the Company’s PRC legal advisor, the main responsibilities of NDRC organizations Mr. Lin Xu previously served in are as follows:

●	China Center for Urban Development of NDRC is a specialized advisory institution dedicated to urbanization policy consulting. It has the nature of a “public institution” and does not have decision-making authority. According to the “Interim Regulations on the Registration and Management of Public Institutions” issued by the State Council of China, “public institutions” are defined as social service organizations engaged in activities for the purpose of social welfare. Therefore, China Center for Urban Development of NDRC is neither a government agency nor an organization of the Communist Party of China.

●	Development Planning Department of NDRC mainly focuses on proposing policy recommendations on urbanization development strategies and promoting plan implementation.

●	Fiscal and Financial Affairs Department of NDRC mainly focuses on conducting research on financial policies, development planning, and proposing relevant policy recommendations.

The Company respectfully advises the Staff that none of the above NDRC organizations is an organization of the Communist Party of China, and thus none of Mr. Lin Xu’s roles with the NDRC was within the organizational structure of the Communist Party of China. As of the date of this response, Mr. Lin Xu already resigned from his position in the China Center for Urban Development of NDRC as disclosed in the 2022 Annual Report, and does not hold any current position with the NDRC. Currently, Mr. Lin Xu only serves as chairman of the board of U.S.-China Green Fund (CUGF) and does not hold any government positions. CUGF is a market-based private equity investment fund, jointly founded by the Office of the Central Leading Group on Financial and Economic Affairs of China and the Paulson Institute, a non-partisan, independent, privately funded institution based in Chicago with offices in Washington and Beijing.

The Company respectfully submits that the updated disclosure of the profile of Mr. Xu will be included in the Company’s annual report for the year ending December 31, 2023 and future filings, to the extent applicable.

Please also tell us how you considered whether Mr. Xu has any current or prior memberships on, or affiliations with, committees of the Chinese Communist Party that are not addressed in his biography on page 113 of your Form 20-F.

The Company respectfully advises the Staff that as mentioned above, the Company has consulted with Merits & Tree Law Offices, its PRC legal advisor, on the nature of NDRC roles Mr. Lin Xu previously served, in addition to inquiring with Mr. Lin Xu and reviewing his profile. The Company has factored Mr. Lin Xu’s current or prior memberships on, or affiliations with, committees of the Chinese Communist Party into its determination.

Please tell us whether Mr. Xu is a member of the Chinese Communist Party.

The Company respectfully advises the Staff that Mr. Lin Xu is a member of the CCP. However, the Company further respectfully submits that it believes the mere membership with the CCP does not have any implications on the determination of whether Mr. Lin Xu is a CCP official.

If you have any additional questions or comments regarding the 2022 Annual Report or the Company’s other filings, please contact please contact the undersigned at ir@cashchina.cn.

Sincerely yours,

CNFinance Holdings Ltd.
Date: December 22, 2023
	By:	/s/ Bin Zhai
		Name:	Bin Zhai
		Title:	Chief Executive Officer